Mail Stop 3561

December 15, 2006

Matthew Hoogendoorn
Chief Financial Officer
Clearly Canadian Beverage Corporation
2267 10th Avenue W.
Vancouver, British Columbia, Cananda V6K 2J1

RE: **Clearly Canadian Beverage Corporation**
Form 20-F for Fiscal Year Ended December 31, 2004
Filed June 30, 2005
Amendment 1 to Form 20-F for Fiscal Year Ended December 31, 2004
Filed October 12, 2005
Amendment 2 to Form 20-F for Fiscal Year Ended December 31, 2004
Filed July 12, 2006
Form 20-F for Fiscal Year Ended December 31, 2005
Filed June 30, 2006
Amendment 1 to Form 20-F for Fiscal Year Ended December 31, 2005
Filed July 25, 2006
Amendment 2 to Form 20-F for Fiscal Year Ended December 31, 2005
Filed October 31, 2006
Amendment 3 to Form 20-F for Fiscal Year Ended December 31, 2005
Filed December 6, 2006
File No. 000-15276

Dear Mr. Hoogendoorn:

We have completed our review of your Forms 20-F and related filings and have no further comments at this time.

Sincerely,

William Thompson
Branch Chief